As filed pursuant to Rule 424(b)(7)
Registration Statement No. 333-281982

Prospectus Supplement

(to Prospectus dated September 16, 2024)

Aveanna Healthcare Holdings Inc.

52,397,774 Shares of Common Stock

This prospectus supplement relates to resales of shares of common stock of Aveanna Healthcare Holdings Inc. by the selling stockholders named herein. The selling stockholders, or the selling stockholders’ pledgees, donees, transferees or other successors in interest, may offer and sell the shares from time to time at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods. This prospectus supplement and the accompanying prospectus, including the “Plan of Distribution” section of the accompanying prospectus, describe the general manner in which the shares of common stock may be offered and sold by the selling stockholders. If necessary, the specific manner in which shares of common stock may be offered and sold will be described in a further prospectus supplement.

We will not receive any proceeds from the sale of these shares by the selling stockholders.

The shares of common stock are listed on the Nasdaq Global Select Market under the symbol “AVAH”.

Investing in our securities involves risk. See “Risk Factors” on page S-6.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated May 23, 2025.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement describes certain matters relating to us and the specific terms of this offering of common stock, and also adds to and updates information contained in the prospectus declared effective by the Securities and Exchange Commission (the “SEC”) on September 16, 2024 (the “prospectus”) and the documents incorporated by reference in the prospectus. The prospectus gives more general information, some of which may not apply to the common stock offered by this prospectus supplement and the prospectus. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the prospectus, you should rely on the information contained in this prospectus supplement. If the information contained in this prospectus supplement differs or varies from the information contained in a document we have incorporated by reference, you should rely on the information in the more recent document.

In this prospectus supplement, references to “Aveanna,” the “Company,” “we,” “us” and “our” refer to Aveanna Healthcare Holdings Inc., a Delaware corporation, and its subsidiaries unless the context requires otherwise.

THE COMPANY

This summary highlights selected information about us and does not contain all the information that is important to you. You should carefully read this prospectus supplement, the prospectus and the documents to which we have referred to in “Incorporation of Certain Documents by Reference” on page 28 of the prospectus for information about us and our financial condition and results of operation.

Overview

We are a leading, diversified home care platform focused on providing care to medically complex, high-cost patient populations. We directly address the most pressing challenges facing the U.S. healthcare system by providing safe, high-quality care in the home, the lower cost care setting preferred by patients. Our patient-centered care delivery platform is designed to improve the quality of care our patients receive, which allows them to remain in their homes and minimizes the overutilization of high-cost care settings such as hospitals. Our clinical model is led by our caregivers, primarily skilled nurses, who provide specialized care to address the complex needs of each patient we serve across the full range of patient populations: newborns, children, adults and seniors. We have invested significantly in our platform to bring together best-in-class talent at all levels of the organization and support such talent with industry leading training, clinical programs, infrastructure and technology-enabled systems, which are increasingly essential in an evolving healthcare industry. We believe our platform creates sustainable competitive advantages that support our ability to continue driving rapid growth, both organically and through acquisitions, and positions us as the partner of choice for the patients we serve.

Segments

We deliver our services to patients through three segments: Private Duty Services (“PDS”); Home Health & Hospice (“HHH”); and Medical Solutions (“MS”).

PDS Segment

Private Duty Services predominantly includes private duty nursing (“PDN”) services, as well as pediatric therapy services. Our PDN patients typically enter our service as children, as our most significant referral sources for new patients are children’s hospitals. It is common for our PDN patients to continue to receive our services into adulthood, as approximately 30% of our PDN patients are over the age of 18.

Our PDN services involve the provision of clinical and non-clinical hourly care to patients in their homes, which is the preferred setting for patient care. PDN services typically last four to 24 hours a day, provided by our registered nurses, licensed practical nurses, home health aides, and other non-clinical caregivers who are focused on providing high-quality short-term and long-term clinical care to medically fragile children and adults with a wide variety of serious illnesses and conditions. Patients who typically qualify for our PDN services include those with the following conditions:

•	Tracheotomies or ventilator dependence;

•	Dependence on continuous nutritional feeding through a “G-tube” or “NG-tube”;

•	Dependence on intravenous nutrition;

•	Oxygen-dependence in conjunction with other medical needs; and

•	Complex medical needs such as frequent seizures.

Our PDN services include:

•	In-home skilled nursing services to medically fragile children and adults;

•	Nursing services in school settings in which our caregivers accompany patients to school;

•	Services to patients in our Pediatric Day Healthcare Centers; and

•	Non-clinical care, including programs such as support services and personal care services.

Through our pediatric therapy services, we provide a valuable multidisciplinary approach that we believe serves all of a child’s therapy needs. We provide both in-clinic and home-based therapy services to our patients. Our therapy services include physical, occupational and speech services. We regularly collaborate with physicians and other community healthcare providers, which allows us to provide more comprehensive care.

HHH Segment

Our Home Health and Hospice segment predominantly includes home health services, as well as hospice and specialty program services. Our HHH patients typically enter our service as seniors, and our most significant referral sources for new patients are hospitals, physicians and long-term care facilities.

Our home health services involve the provision of in-home services to our patients by our clinicians which may include nurses, therapists, social workers and home health aides. Our caregivers work with our patients’ physicians to deliver a personalized plan of care to our patients in their homes. Home healthcare can help our patients recover after a hospitalization or surgery and assist patients in managing chronic illnesses. We also help our patients manage their medications. Through our care, we help our patients recover more fully in the comfort of their own homes, while remaining as independent as possible. Our home health services include: in-home skilled nursing services; physical, occupational and speech therapy; medical social services and aide services.

Our hospice services involve a supportive philosophy and concept of care for those nearing the end of life. Our hospice care is a positive, empowering form of care designed to provide comfort and support to our patients and their families when a life-limiting illness no longer responds to cure-oriented treatments. The goal of hospice is to neither prolong life nor hasten death, but to help our patients live as dignified and pain-free as possible. Our hospice care is provided by a team of specially trained professionals in a variety of living situations, including at home, at the hospital, a nursing home, or an assisted living facility.

MS Segment

Through our Medical Solutions segment, we offer a comprehensive line of enteral nutrition supplies and other products to adults and children, delivered on a periodic or as-needed basis. We provide our patients with access to one of the largest selections of enteral formulas, supplies and pumps in our industry, with more than 300 nutritional formulas available. Our registered nurses, registered dietitians and customer service technicians support our patients 24 hours per day, 365 days per year, in-hospital, at-home, or remotely to help ensure that our patients have the best nutrition assessments, change order reviews and formula selection expertise.

Corporate Information

Aveanna is a Delaware corporation and was incorporated on November 30, 2016, originally under the name BCPE Oasis Holdings Inc. Aveanna commenced operations in March 2017 in connection with the transformative merger of Epic Health Services Inc. and Pediatric Services of America, Inc. in March 2017 under the name BCPE Eagle Holdings Inc. On May 26, 2017, we changed our name to Aveanna Healthcare Holdings Inc. and commenced trading on the Nasdaq Stock Market on April 29, 2021. Our principal executive offices are located at 400 Interstate North Parkway, Suite 1600, Atlanta, Georgia and our phone number is (770) 441-1580.

Our website address on the Internet is www.aveanna.com. The information contained on, or accessible through, our website is not incorporated into this prospectus supplement and does not form a part hereof.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this prospectus supplement, the prospectus and in documents incorporated by reference in the prospectus are “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995 (“PSLRA”), Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements about our expectations, beliefs or intentions regarding our business, financial condition, results of operations, strategies or prospects. You can identify forward-looking statements by the fact that these statements do not relate strictly to historical or current matters. Rather, forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. These factors include those described in “Item 1A-Risk Factors” of our Annual Report on Form 10-K for the fiscal year ended December 28, 2024, which is incorporated by reference in this prospectus. We do not undertake any obligation to update forward-looking statements, except to the extent required by applicable law. We intend that all forward-looking statements be subject to the safe-harbor provisions of the PSLRA. These forward-looking statements are only predictions and reflect our views as of the date they are made with respect to future events and financial performance.

Risks and uncertainties, the occurrence of which could adversely affect our business, include the following:

•	intense competition among home health, hospice and durable medical equipment companies;

•	our ability to maintain relationships with existing patient referral sources;

•	our ability to have services funded from third-party payers, including Medicare, Medicaid and private health insurance companies;

•

changes to Medicare or Medicaid rates or methods governing Medicare or Medicaid payments, and the implementation of alternative payment models, including but not limited to Medicare Advantage, Managed Care Organization, managed Medicaid, and other forms of managed care;

•	any downward pressure on reimbursement resulting from further proliferation of Medicare Advantage plans;

•	our limited ability to control reimbursement rates received for our services;

•

delays in collection or non-collection of our patient accounts receivable, particularly during the business integration process, or when transitioning between systems associated with clinical data collection and submission, as well as billing and collection systems;

•	healthcare reform and other regulations;

•	changes in the case-mix of our patients, as well as payer mix and payment methodologies;

•	any reduction in net reimbursement if we do not effectively implement value-based care programs;

•

the possibility that our business, financial condition and results of operations may be materially adversely affected by public health emergencies such as a pandemic or other infectious disease outbreak;

•	shortages in qualified employees and management and competition for qualified personnel;

•	any failure to maintain the security and functionality of our information systems or to defend against or otherwise prevent a cybersecurity attack or breach;

•

our substantial indebtedness, which increases our vulnerability to general adverse economic and industry conditions and may limit our ability to pursue strategic alternatives and react to changes in our business and industry;

•	our ability to identify, acquire, successfully integrate and obtain financing for strategic and accretive acquisitions; and

•

risks related to legal proceedings, claims and governmental inquiries given that the nature of our business exposes us to various liability claims, which may exceed the level of our insurance coverage.

Accordingly, there can be no assurance that the forward-looking statements contained herein will occur or that objectives will be achieved, and all such forward-looking statements are expressly qualified in their entirety by the factors above, as well as those contained in the “Risk Factors” sections of the reports we file with the SEC

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholders. The selling stockholders will bear the underwriting discount attributable to their sales of shares of our common stock and transfer taxes, if any, and we will bear the remaining expenses, in each case in accordance with the A&R Registration Rights Agreement (as defined below). For more information about the selling stockholders, see “Selling Stockholders.”

RISK FACTORS

Investing in our securities involves risks. You should carefully consider the risks described under “Risk Factors” in our most recent Annual Report on Form 10-K filed with the SEC and in each subsequently filed Quarterly Report on Form 10-Q (which are incorporated herein by reference) as well as the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before making a decision to invest in our securities.

SELLING STOCKHOLDERS

Beneficial Ownership

The “selling stockholders” are persons named below who hold shares of our common stock or may receive shares of our common stock registered pursuant to the registration statement of which this prospectus supplement and the prospectus form a part. The following table sets forth, to the best of the Company’s knowledge, the number and percentage of shares of common stock beneficially owned (as defined under SEC rules) as of the date hereof by the selling stockholder, including shares that the selling stockholder has the right to acquire within 60 days hereof. Except as described in the footnotes to the following table and under “Material Relationships with Selling Stockholders” below, none of the persons named in the table has held any position or office or had any other material relationship with us or our affiliates during the three years prior to the date of this prospectus supplement.

	Shares Beneficially Owned Prior to Offering	Shares Offered Hereby	Shares Beneficially Owned After the Offering
Name of Selling Stockholder(1)	Number	Number	Number	Percentage
J.H. Whitney Equity Partners VII (2)	46,672,481	46,672,481	0	0.00%
Robert M. Williams, Jr. (3)	5,725,293	5,725,293	0	0.00%

(1)

Additional selling stockholders not named in this prospectus supplement will not be able to use this prospectus supplement and the accompanying prospectus for resales until they are named in the selling stockholders table by a prospectus supplement or post-effective amendment to the registration statement of which this prospectus and the accompanying prospectus supplement forms a part.

(2)

Includes (i) 29,640,756 shares registered in the name of J.H. Whitney VII, L.P., (ii) 15,588,582 shares registered in the name of PSA Healthcare Investment Holding LLC, and (iii) 1,443,143 shares registered in the name of PSA Iliad Holdings LLC (together, the “J.H. Whitney Entities”). The governance, investment strategy and decision-making process with respect to investments held by the J.H. Whitney Entities is directed by J.H. Whitney Equity Partners VII, LLC. As a result, J.H. Whitney Equity Partners VII, LLC may be deemed to share voting and dispositive power with respect to the shares held by the J.H. Whitney Entities. Each of the J.H. Whitney Entities has an address c/o J.H. Whitney Capital Partners, LLC, 212 Elm Street, New Canaan, Connecticut 06840.

(3)

Does not include shares held by the J.H. Whitney Entities but includes 5,182,086 shares held by JHW Iliad Holdings LLC (“JHW Iliad”) and 543,207 shares held by JHW Iliad Holdings II LLC (“JHW Iliad II”). Project Iliad Managing Member, LLC (“Project Iliad”) is the managing member of JHW Iliad. J.H. Whitney Capital Partners, LLC (“JHW Capital Partners”) is the sole member of J.H. Whitney VII Management Co., LLC (“JHW Management Co. VII”), which is the managing member of JHW Iliad II. Mr. Williams is a senior managing director at J.H. Whitney Equity Partners VII, LLC and is a Member of Project Iliad and a Senior Managing Director of JHW Capital Partners. As a result, by virtue of the relationships described in footnote 2 above, and in the foregoing sentence, Mr. Williams may be deemed to share beneficial ownership of the shares held by the J.H. Whitney Entities, JHW Iliad and JHW Iliad II. Mr. Williams disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The address for Mr. Williams is c/o J.H. Whitney Capital Partners, LLC, 212 Elm Street, New Canaan, Connecticut 06840.

For purposes of this prospectus supplement, the selling stockholders include pledgees, donees, transferees or other successors in interest from time to time selling shares received from the selling stockholders. We will pay the expenses incurred to register the shares being offered by the selling stockholders for resale, but the selling stockholders will pay any underwriting discounts and brokerage commissions associated with these sales.

The selling stockholders may offer and sell the shares from time to time at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods. This prospectus supplement and the prospectus, including the “Plan of Distribution” section of the prospectus, describe the general manner in which the shares of common stock may be offered and sold by the selling stockholders. If necessary, the specific manner in which any particular shares of common stock are offered and sold will be described in a further prospectus supplement, together with any required information on the selling stockholders.

Material Relationships with Selling Stockholders

Stockholders Agreement

On March 16, 2017, the Company, Bain Capital L.P. (“Bain”) and J.H. Whitney Capital Partners (“Whitney” and together with Bain, the “Sponsor Affiliates”) entered into a stockholders’ agreement (the “Original Stockholders Agreement”) with respect to their respective investments in the Company, with other investors joining the Stockholders Agreement thereafter from time to time upon their investment in the Company (collectively with the Sponsor Affiliates, the “Investors”). In connection with the consummation of our initial public offering, we amended and restated the Original Stockholders Agreement (as amended and restated, the “A&R Stockholders Agreement”).

Pursuant to the A&R Stockholders Agreement, each of the Sponsor Affiliates has the right to designate: (i) four of the Company’s directors if such Sponsor Affiliate retains at least 50% of its percentage ownership in the Company as of the effective date of the A&R Stockholders Agreement (“Original Ownership Percentage”), (ii) three directors if it retains at least 25% but less than 50% of its Original Ownership Percentage (iii) two directors if it retains at least 10% but less than 25% of its Original Ownership Percentage and (iv) one director if it owns at least 3% of the issued and outstanding common stock on a fully diluted basis but less than 10% of its Original Ownership Percentage, in each case as of the date of determination.

In addition, under the A&R Stockholders Agreement, there are certain restrictions on the ability of the parties to the A&R Stockholders Agreement to sell shares of common stock of the Company. An Investor who is not a Sponsor Affiliate is only able to sell an amount of shares that would result in such Investor retaining a percentage of the shares of common stock it owned at the time of the closing of the initial public offering that is no greater than the percentage of shares that the Sponsor Affiliates have retained compared to the number of shares they owned at the time of such closing.

Registration Rights Agreement

Concurrently with the Original Stockholders Agreement, we entered into a registration rights agreement (the “Original Registration Rights Agreement”) with certain of the Investors. In connection with the consummation of the initial public offering, we amended and restated the Original Registration Rights Agreement (as so amended and restated, the “A&R Registration Rights Agreement”). Pursuant to the A&R Registration Rights Agreement, certain Sponsor Affiliates who hold more than 2% of registrable securities have the right to require us to file a registration statement with the SEC for the sale of our common stock, subject to certain exceptions. Such Sponsor Affiliates have the right to an unlimited number of such “demand” registrations. The Company is obligated to use its reasonable best efforts to file a resale “shelf” registration with the SEC and to take steps to keep such resale shelf registration effective until the earlier of (i) the date on which all the registrable securities included in such “shelf” registration have been sold, (ii) the date as of which there are no longer in existence any registrable securities covered by the shelf registration and (iii) an earlier date agreed to in writing by the majority holders of the Sponsor Affiliates. The Company is also required to facilitate “takedown” offerings from the shelf upon demand by the Sponsor Affiliates. All holders of registrable securities party to the A&R Registration Rights Agreement are entitled to certain “piggyback” registration rights in subsequent offerings. Such holders are entitled to notice of a registered offering and to have their shares included on a pro rata basis. The A&R Registration Rights Agreement also provides that the Company will pay certain expenses of the holders party to the A&R Registration Rights Agreement relating to the registrations and indemnify them against certain liabilities which may arise under the Securities Act and other federal or state securities laws.